Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	Publicly Listed Company

MATERIAL FACT

Pursuant to the provisions of article 157, paragraph 4 of Law No. 6,404/76 and of Regulation No. 358/02, issued by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM), and considering the misleading and inaccurate news reports that have been published by the media, ITAÚ UNIBANCO HOLDING S.A. (“Itaú Unibanco”) hereby informs that, in connection with the merger between Banco Itaú Chile (“BIC”) and CorpBanca (“CorpBanca”) pursuant to the Transaction Agreement, which was disclosed to the market through a notice of material fact dated January 29, 2014 (the “Merger”), it has offered additional benefits to all CorpBanca shareholders to incentivize the conclusion of the Merger.

As previously disclosed, the Merger of BIC with and into CorpBanca is subject to the affirmative vote of CorpBanca’s shareholders representing at least two thirds (2/3) of its capital stock.  Under the terms of the Transaction Agreement, the percentage ownership of Itaú Unibanco in the combined bank (“Itaú CorpBanca”) will be 33.58%.

Chilean law requires an independent appraisal report to be presented to the shareholders of companies involved in merger transactions.  The report is intended to be used as a reference to shareholders as to what would be an adequate exchange ratio for the transaction. The report for the Merger was prepared by KPMG Auditores Consultores Ltda., headquartered in Chile, and concluded, based on its relative valuation of the participating banks, that the adequate exchange ratio for the transaction would result in a 31.90% ownership percentage of Itaú Unibanco in Itaú CorpBanca (“Report”).  Since the Report was issued, several news reports with misleading and inaccurate information with respect to its conclusions have been published.

Based on the conclusions of the Report and to support the original ownership percentage (33.58%), Itaú Unibanco has made an offer to CorpBanca and its controlling shareholders (Inversiones Corp Group Interhold Limitada and Inversiones Gasa Limitada) proposing the following additional financial benefits for all shareholders of CorpBanca, making clear that all other conditions related to the Merger established in the Transaction Agreement shall not be modified:

(i)
Although the Transaction Agreement permits the distribution of dividends by CorpBanca equivalent to 50% of the distributable earnings for the year ended on December 31, 2014 (which corresponds to approximately US$ 186 million) before the Merger, Itaú Unibanco has offered to allow CorpBanca to distribute an additional dividend in the amount of approximately US$ 300 million, which would be in addition to the dividend previously declared by CorpBanca in its shareholders’ meeting held in March 2015 (which represented the maximum amount payable under the terms of the Transaction Agreement); and

(ii)
Although the Transaction Agreement permits the distribution of dividends by BIC equivalent to up to 50% of the distributable earnings for the year ended on December 31, 2014 (which corresponds to approximately US$ 70.5 million) before the Merger, Itaú Unibanco has proposed that BIC distributes a smaller amount of dividends than originally agreed, resulting in a dividend distribution of only US$ 43.5 million.

The abovementioned offer is conditioned on CorpBanca holding its shareholders’ meeting to vote on the Merger by June 30, 2015, considering that all the necessary conditions to the summoning of the mentioned shareholders’ meeting, including the delivery of the Report and the conditions established under the Transaction Agreement, have already been fulfilled.

Itaú Unibanco offers a new incentive to CorpBanca’s shareholders and reinforces its intention to conclude the Merger as soon as possible.

Itaú Unibanco once again restates its commitment with the long-term creation of value to its shareholders.

São Paulo (SP), May 7, 2015.

MARCELO KOPEL
Investors Relations Officer